UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                             NAVIDEC, Inc.
                             (Name of Issuer)

                       Common Stock, No Par Value

                      (Title of Class of Securities)

                                639 34Q 101


                                 (CUSIP Number)

                         NAVIDEC, Inc.
          14 Inverness Drive, Building F, Suite 116
          Englewood, CO 80112
                         (303) 790-7565

                   Attn:  Ralph Armijo
    (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)


          Effective Date of the Form 8-A Registration Statement of NAVIDEC, Inc.
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               SCHEDULE 13D

CUSIP No.  639 34Q 101


1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Ralph Armijo

2)   Check the Appropriate Box if a Member of a Group*
     (a)
     (b)  X

(3)  SEC Use Only:



(4)  Source of Funds (See Instructions):  PF


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  United States


  Number of         (7)  Sole Voting Power 831,659
 Shares Bene-
    ficially        (8)  Shared Voting Power -0-
 Owned by
Each Report-        (9)  Sole Dispositive Power 831,659
ing Person
   With             (10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:   831,659

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) ____

(13) Percent of Class Represented by Amount in Row (11)  29%

(14) Type of Reporting Person (See Instructions)   IN


Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of NAVIDEC,
     Inc. ("NAVIDEC" or the "Company"), 14 Inverness Drive,
Building F, Suite 116
     Englewood, Colorado 80112

Item 2.  Identity and Background.

Ralph Armijo, 14 Inverness Drive, Building F, Suite 116, Englewood, Colorado 80112 is President, Chief Executive Officer and Director of NAVIDEC, Inc., 14 Inverness Drive, Building F, Suite 116, Englewood, Colorado 80112. He has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Armijo has not, during the last five years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Armijo is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

In June 1993, 108,419 shares were issued to Ralph Armijo upon the founding of the Company in consideration of $5,000.
___________________________.

In February 1994, Art Armijo conveyed to Ralph Armijo an additional 2,169 shares in accordance with the original intent of Art Armijo and Ralph Armijo in founding the Company.

In June 1996, Ralph Armijo conveyed to various employees of NAVIDEC a total of 83,810 shares in consideration of their past services to the Company.

Also in June 1996, Ralph Armijo exercised options granted in 1993 and 1994 for a total of 804,881 shares at a total exercise price for all options of $1,745.00.

**All reported share figures assume the effect of: (1) a 1-for-2 reverse split of NAVIDEC's outstanding common shares effected October 18, 1996; (2) a 510.2041-for-1 forward split of NAVIDEC's outstanding common stock effected June 21, 1996; and (3) a .85-for-1 reverse split of NAVIDEC's outstanding shares to be effective on the effective date of the Company's Form SB-2 Registration Statement initially filed with the Commission on October 18, 1996 ("NAVIDEC SB-2").

Item 4.  Purpose of Transaction.

     Ralph Armijo does not have any plan or proposal, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of NAVIDEC, or the disposition of securities of
     NAVIDEC;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
          NAVIDEC or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of NAVIDEC or any of its subsidiaries;

     (d) Any change in the present board of directors or management of NAVIDEC, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of NAVIDEC;

     (f) Any other material change in NAVIDEC's business or corporate structure;

     (g) Changes in NAVIDEC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NAVIDEC by any person;

     (h) Causing a class of securities of NAVIDEC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of NAVIDEC becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)  Ralph Armijo beneficially owns 831,659 shares of Common
          Stock, which upon completion of the public offering contemplated by the NAVIDEC SB-2 will be 29% of the issued and outstanding shares of Common Stock calculated in accordance with Rule 13d-3.

     (b) Ralph Armijo has sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of all 831,659 shares of Common Stock he currently holds.

     (c) Other than as set forth herein, there have been no transactions in NAVIDEC Common Stock effected during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Ralph Armijo.

     (e)  Not applicable.

Item 6.   Contract, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

     Ralph Armijo will enter into a Lock-up Agreement on the effective date of the NAVIDEC SB-2 in connection with the public offering contemplated thereby. Pursuant to such agreement, Mr. Armijo will agree not to sell any of his common stock for the twelve months following the effective date of the NAVIDEC SB-2. Mr. Armijo is not a party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     (a) Form of Lock-Up Agreement


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 1997                       /s/ Ralph Armijo
      Date                                   Signature

                                  Ralph Armijo, President and
                                   Chief Executive Officer
                                         Name/Title